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Follow-Up Materials

07023771

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
MAY 2 5 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-1 FISCAL YEAR:

(03/94)

RECEIVED
2007 MAY 24 A 5:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 83-1
Regulation IA
Rule 3

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 06 2007
WASH., D.C.
190

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

INR1,000,000,000 7.25% Notes due February 8, 2010
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: February 5, 2007

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the INR1,000,000,000 7.25% Notes due February 8, 2010 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated as of February 5, 2007 (the "Terms Agreement") and the Pricing Supplement dated as of February 5, 2007 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.375%	1.375%	99.00%
Total:	INR1,003,750,000 (US$22,683,615.82)	INR13,750,000 (US$310,734.46)	INR990,000,000 (US$22,372,881.36)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated April 12, 2006
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO

INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

Exhibit A

April 12, 2006

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/06, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Assistant General Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 143

INR 1,000,000,000 7.25% Notes due February 8, 2010

payable in United States Dollars

Issue Price: 100.375 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market

TD Securities

The date of this Pricing Supplement is as of February 5, 2007

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	143
2.	Aggregate Principal Amount:	INR 1,000,000,000
3.	Issue Price:	INR 1,003,750,000, which is 100.375 percent of the Aggregate Principal Amount
4.	Issue Date:	February 8, 2007
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8(c) of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	INR 50,000 and multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of India ("Indian Rupees" or "INR"), provided that all payments in respect of the Notes will be made in United States Dollars
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars ("USD")
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a)):	February 8, 2010

11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (February 8, 2007)
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I), as amended and supplemented below, shall apply to the Notes. The bases of Calculation of the Interest Amount, Interest Payment Dates and default interest are as set forth below.
	(a) Interest Rate:	7.25 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on February 8, commencing on February 8, 2008 and ending on, and including, the Maturity Date.
	(d) Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date. For purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.
	(e) Day Count Fraction:	Actual/Actual ICMA
	(f) Calculation of Interest Amount:	As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent will calculate the amount of interest payable (the "**Interest Amount**") with respect to the Aggregate Principal Amount for the relevant Interest Period. The Interest Amount with respect to any Interest Period will be calculated on the

relevant Rate Fixing Date as follows:

Interest Rate
multiplied by
Aggregate Principal Amount
divided by
INR/USD Reference Rate

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded upwards.

Where:

"Rate Fixing Date" means the date that is two (2) Mumbai Business Days prior to any date of payment of principal, interest, or both, as the case may be.

"Mumbai Business Day" means a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in Mumbai, India.

"INR/USD Reference Rate" means, with respect to any Rate Fixing Date, the INR/USD reference rate as published by the Reserve Bank of India on Reuters page RBIB (or such other page or service as may replace any such page for the purposes of displaying the INR/USD reference rate published by the Reserve Bank of India) at or about 12:00 p.m., Mumbai time, on each Rate Fixing Date.

Fallback Provisions: Should no such rate appear on such page (or on such replacement page as described in the preceding paragraph) on the Rate Fixing Date, then the INR/USD reference rate for such Rate Fixing Date shall be determined by the Calculation Agent by requesting quotations for the mid INR/USD spot foreign exchange rate either (i) at or about 12:00 p.m. Mumbai time on the first day

(other than a Saturday or a Sunday) following the Rate Fixing Date (if such day is a Relevant Business Day) or (ii) if the first day (other than a Saturday or a Sunday) following the Rate Fixing Date is not a Relevant Business Day, at or about 12:00 p.m. Mumbai time on the Rate Fixing Date from five banks active in the INR/USD currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the INR/USD Reference Rate will be the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the INR/USD Reference Rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable reference banks active in the INR/USD currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the INR/USD Reference Rate acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such

		additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the INR/USD Reference Rate is to be so determined.
	(h) Calculation Agent (if not the Global Agent):	See "7. Identity of Calculation Agent" under "Other Relevant Terms."
	(i) Notification:	The Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Note holders in accordance with Condition 14 (*Notices*) in the event of any determinations or amendments pursuant to the above "Fallback Provisions".
14.	Relevant Financial Center:	London, Mumbai and New York
15.	Relevant Business Day:	London, Mumbai and New York
16.	Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to the Aggregate Principal Amount will be calculated by the Calculation Agent using the Rate Fixing Date with respect to the Maturity Date as follows: Aggregate Principal Amount *divided by* INR/USD Reference Rate and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded upwards.
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to the Aggregate Principal Amount will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided*, that for purposes of such determination, the "Rate Fixing Date" shall be the date that is two Mumbai Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9.

20. Governing Law: New York

21. Selling Restrictions: The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.

(a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom: The Dealer agrees that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances

in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and

(ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) India:

The Notes have not been and will not be registered with the Securities and Exchange Board of India (SEBI), the Reserve Bank of India (RBI) or any other regulatory authorities in India.

The Dealer has represented and agreed that neither the Prospectus nor any other offering material related to the sale or distribution of the securities under this program has been or will be used on the Indian territory and/or to residents of India, unless such sale or distribution is made to Indian domestic mutual funds or other eligible Indian persons in compliance with and subject to the provisions of the Securities and Exchange Board of India Act, 1992 and the Foreign Exchange Management Act, 1999 (read with all applicable regulations and guidelines issued by SEBI and RBI), and other Indian relevant laws and regulations.

(d) General:

No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Gilt Edged and Fixed Interest Market.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear; Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	1.375% of the Aggregate Principal Amount (0.35% combined management fee and underwriting commission; 1.025% selling concession)
5.	Codes:	
	(a) Common Code:	028462549
	(b) ISIN:	XS0284625497
	(c) WKN:	A0G5NQ
6.	Identity of Dealer:	The Toronto-Dominion Bank

7.	Identity of Calculation Agent:	The Toronto-Dominion Bank In relation to each Rate Fixing Date, as soon as is reasonably practicable after the determination of the relevant INR/USD Reference Rate in relation thereto and in no event later than 3:00 p.m., New York time, on the date on which the relevant Reference Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the INR/USD Reference Rate and the Interest Amount, Redemption Amount or Early Redemption Amount (plus accrued and unpaid interest, if any), as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
8.	Provision for Registered Notes:	
	(a) Individual Definitive Registered Notes Available on Issue Date:	No
	(b) DTC Global Note(s):	No
	(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

3. *Holders should consult their own tax advisors concerning the consequences of owing the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Indian Rupee foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: John R Hauge
Name: John R. Hauge
Title: Finance Manager

DC_LAN01:217474.6

Exhibit C

TERMS AGREEMENT NO. 143 UNDER THE PROGRAM

As of February 5, 2007

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's INR 1,000,000,000 7.25% Notes due February 8, 2010 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on February 8, 2007 (the "Settlement Date"), at an aggregate purchase price of INR 1,003,750,000 (USD 22,683,615.82 at the agreed rate of 44.25 INR/USD), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: issue price of 100.375 percent of the principal amount (INR 1,003,750,000) less a combined management and underwriting fee of 0.35 percent of the principal amount (INR3,500,000) and less a selling concession of 1.025 percent of the aggregate principal amount (INR10,250,000). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is 99.00 percent of the principal amount, which is INR 990,000,000, or USD 22,372,881.36 at the agreed rate of 44.25 INR/USD, and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE DEALER:

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB
United Kingdom
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each

jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (B) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that the Notes have not been and will not be registered with the Securities and Exchange Board of India (SEBI), the Reserve Bank of India (RBI) or any other regulatory authorities in India and that neither the Prospectus nor any other offering material related to the sale or distribution of the securities under this program has been or will be used on the Indian territory and/or to residents of India, unless such sale or distribution is made to Indian domestic mutual funds or other eligible Indian persons in compliance with and subject to the provisions of the Securities and Exchange Board of India Act, 1992 and the Foreign Exchange Management Act, 1999 (read with all applicable regulations and guidelines issued by SEBI and RBI), and other Indian relevant laws and regulations.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK
(the "Dealer")

By: ______________________________
Name: Janey Hubbs
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: John R. Hauge
Name: John R. Hauge
Title: Finance Manager

DC_LAN01:217536

END